Exhibit 16.1

April 29, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Amber International Holding Limited (formerly known as iClick Interactive Asia Group Limited) pursuant to Item 16F of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of Amber International Holding Limited dated April 29, 2025. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers

Hong Kong, the People’s Republic of China

ATTACHMENT –CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company engaged WWC. P.C. Certified Professional Accountants (“WWC”) as our independent registered public accounting firm, effective September 30, 2024. The appointment of WWC was approved by the audit committee of the board of directors of the Company. On September 30, 2024, PricewaterhouseCoopers (“PwC”), our former independent registered public accounting firm, declined to stand for re-election.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except in the year ended December 31, 2023, the report included an emphasis of matter paragraph regarding the Company’s continuing losses from operations, accumulated deficits and operating cash outflows, decreasing cash and cash equivalents and breaching of certain financial covenants set out in one of the loan agreements, together with the Company’s evaluation of the conditions and events and the Company’s plans to mitigate these matters.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal years ended December 31, 2023 and 2022.

The audit committee of the board of directors discussed the two material weaknesses with PwC and the Company has authorized PwC to respond fully to inquiries of the successor auditor regarding the two material weaknesses.

We have provided PwC with a copy of the disclosures it is making in response to this Item 16F of this annual report on Form 20-F and requested that PwC furnish us with a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated April 29, 2025, is filed hereto as Exhibit 16.1 to this annual report.

During the fiscal years of ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, neither the Company nor anyone acting on its behalf consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).